Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: January 29, 2016

Explanatory Note: The following are excerpts of the transcript of Tyco International plc’s earnings call.

George Oliver – Tyco International plc—Chief Executive Officer

Thanks, Antonella. Good morning, everyone. Before we get into the details of the quarter, let me spend a few minutes on our announcement earlier this week regarding the powerful combination created by the proposed merger of Johnson Controls and Tyco, as shown on slide 5.

As a Combined Company, we will have the number one position in commercial HVAC, the number one position in building controls, and the number one position in fire and security, creating a global leader in building solutions, including products, technology and services. Drawing upon the strength of each company is a combination represents a unique opportunity to truly address the total customer problem.

As the world transforms into a more connected future, the Combined Company will be uniquely positioned to leverage the Internet of things, in connectivity for smarter customer offerings in a more integrated and data-rich future. It will allow us to better capture opportunities created by increasing connectivity and integration in homes, buildings, in cities.

This combination is not only about serving our customers’ needs today but, just as importantly, about being able to anticipate and deliver on the customer needs of tomorrow. I’m very excited about this combination and the opportunities it creates for customers, employees, and shareholders of both companies.

Lastly the merger of the two companies creates compelling value for shareholders. In the new Combined Company, Tyco shareholders will benefit from their share of at least $650 million in incremental operational and tax synergies over the next few years. This alone creates roughly 30% value creation for Tyco shareholders before any opportunities for enhanced revenue growth.

Additionally, we expect that over time the multiple will a creep upwards and reflect the high quality of the portfolio. In short, Tyco shareholders will be able to participate in the upside of the Combined Company, a highly attractive industrial global leader with strong growth prospects and opportunities across the globe in various end markets.

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Steve Winoker—Sanford C. Bernstein & Co.—Analyst

I just wanted to start with the JCI combination, George, and get a little more clarity on, first of all, the synergy side. On the cost side, you talk about at least $650 million. What’s your thinking there? I would have expected a slightly larger number.

And then, secondly, on the top line, this has been an elusive opportunity for many building systems companies for years, trying to get the real synergies across building systems that are bought by different people, installed by different people, et cetera. So, is it on the control side? On the field side? Where might you see this heading that could be more tangible for investors given the lack of historical progress here?

George Oliver – Tyco International plc—Chief Executive Officer

Sure. Let me start with the strategy, because this is a very compelling combination that ultimately is going to change the game in the building. I would start by looking at what we’ve been doing over the last couple of years relative to our innovation, that we have a unique position in the building with all of our sensors and devices and products that are installed.

We’ve been developing our Internet-of-things platform, which is our Tyco On, which has given us the ability to be able to extract data, apply analytics, and then be able to create smart operations. And that can apply to smart homes, smart buildings, smart cities, with the strongest position that we have in buildings.

And, also, the recognition that the value creation is ultimately then put to work in the controls within the building that ultimately delivers energy savings or optimization of use of the overall facility. As we’ve been advancing our strategy, recognize that the controls piece is a very important piece that ultimately takes the intelligence that we create and it puts that to work in new business models that allows us to be able to enhance the value creation that we can provide to our customers.

Now, I know there’s one or two others that say that it’s really just about bundling, and what I would say is that, with the combination of the Johnson Controls number one position in commercial HVAC, combined with the number one position in building controls, combined with the number one position that we have in fire and security, changes the game.

And that will accelerate the amount of value that we can create in capitalizing on the market, it will accelerate our growth longer term, while we’re delivering on the $650 million of synergies that we can extract with the combination.

Now, getting into the combination, when you look at the $650 million of synergies it starts by breaking down by $150 million of tax synergies, and those are pretty straightforward. When you look at the $500 million of operational synergies, it breaks down into about $150 million of public company costs that are overlapped, that we can immediately begin to address. We get about $100 million of sourcing savings on the combined buy, and that’s through the leverage of the buy as well as being able to utilize our combined portfolio of products.

And then the rest is the $250 million that’s derived throughout our operations. The way you want to look at that is, when you look at our combined SG&A structure, it’s almost $5 billion. And the ability to be able to now synergize these cost positions and be able to deliver the $250 million, I’m extremely confident of.

I will be personally responsible in that we’ll be able to do again what we’ve done the last three years with the fire and security combination, again with the combination of Johnson Controls and Tyco. I’m very excited about being able to have the accountability to be able to do that and then ultimately be able to lead the combined entity.

Steve Winoker—Sanford C. Bernstein & Co.—Analyst

Okay, George. And the $75 million to $100 million of restructuring this year and all those programs that are in place, is there not a more of an optimized new structure with Johnson that would maybe — are you adding an extra step here that, frankly, when you put the whole thing together you’d have a different plan? Should any of that be put on hold? Or, no, these are totally complementary programs?

George Oliver – Tyco International plc—Chief Executive Officer

Steve, we’re looking at all of that. We have a lot of things in motion ourselves. And as we begin the detailed planning over the next few months we’re going to make sure that anything we do in addition to what we’re already doing, that we compliment the synergies that we’re going to drive within the two. So, what I would say is that I think there will be acceleration of what we’re doing combined with what they’ve been doing in transforming their business to ultimately deliver on these incremental benefits.

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Jeffrey Sprague –Vertical Research Partners—Analyst

Thank you. Good morning, everyone. A little bit to the earlier question about the possibility of duplicating effort on restructuring, I was thinking about the flip side of the coin. I don’t believe there’s going to be a lot of anti-trust scrutiny of this deal. Perhaps there will be. But could you speak to your ability to share covert plans with JCI, pending close in terms of investing product integration and system integration and the like that you’ll be looking to achieve in this merger? Really, the essence of my question is, will you have an opportunity to commercially get a running start into the close?

Robert Olson –Tyco International plc – Chief Financial Officer

Jeff, we’re looking at that and I think you’re probably right. We can push some of that before the close. We’ve done this stuff before and we know what stuff we’re up in front. We’re going really country by country to get regulatory approval.

I think you hit the nail on the head, and although we complement JCI’s portfolio really well, we don’t overlap. So, we don’t expect major issues. And as I noted, it’s a country by country approach so there may be opportunities in certain countries to accelerate things.

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Nigel Coe –Morgan Stanley – Analyst

Thanks for the information on retail. I think that’s a really important point. But I wanted to switch back to the synergies and specifically the $500 million targets. You’ve called out $150 million of corporates, $350 million of other. And I think there’s some concern out there to the extent of the actual branch field office synergies between JCI and Tyco. So, I’m just wondering, of that $350 million remainder, is the field consolidation a disproportionate amount of that synergy? Maybe just characterize the progress you’ve made on consolidating your fire and security networks.

George Oliver – Tyco International plc—Chief Executive Officer

Sure. As we always said when we started the fire and security, the combination, that we would yield a footprint reduction of roughly 25%, 30%, that we would make sure that we have the right resources in the field that are customer-facing to be able to support the customer and grow, while we’re creating shared services regionally that we could leverage the volume, deliver very strong productivity and ultimately put that resource back to work in growth. We’re still mid innings relative to that transformation because of the timing it takes to get out of existing real estate and then to get into a more optimized footprint with what I discussed and having the right footprint in the region, and then having the right shared services in place to be able to leverage the scale.

Why I am very confident being able to deliver on the savings, the benefit comes through G&A. The G&A that’s still is there relative to the support of our businesses as well as what we see within the Johnson Controls businesses together is significant. And then you could look at just G&A or even the sales costs that we incur in the potential overlap there, especially as it relates to the back-office support of sales.

So, when we lay out these incremental synergies we definitely have line of sight to being able to deliver on these incrementals. Now, as we get into the planning, the question is how much more could you do, as we get into the planning phase. But, Nigel, when you look at the total-cost base of the two businesses with what we’ve been able to accomplish and still be in the middle innings, and then being able to look at what could be done with the combination, it’s pretty compelling.

Nigel Coe –Morgan Stanley – Analyst

I agree with that. And then just a quick follow on — obviously good news on the IRS. I know there’s another stage to go before you can actually sign off on that. How important was the IRS settlements in getting the JCI deal done? Was that continuously a barrier to forming some form of merger with JCI or anyone else? Was that an important hurdle to cross?

Robert Olson –Tyco International plc – Chief Financial Officer

Nigel, this is Robert. I think, as you know, we’ve been working that with the IRS for a long time now, so I think it was just in general important to Tyco to get that resolved. We thought we had a really good case. Credit to the IRS, they worked hard to support their side. Both sides had to ultimately compromise a little bit. But, as I said, we felt we had a really good case.

The importance of this announcement, this stipulation of several issues, is that both parties went in front of a judge and basically signed, they agreed with a common set of facts. So, it really puts both sides, limits any change from those common set of facts that we agreed to. So, I think it’s a real positive development.

Had the JCI opportunity not come around, it would have created other opportunities that would have been exciting too. But we’re obviously really excited about the JCI merger.

Nigel Coe –Morgan Stanley – Analyst

So, what you’re saying is it wasn’t a material hurdle for the merger.

Robert Olson –Tyco International plc – Chief Financial Officer

I think that we had a great case, so I think that it’s just something that makes sense, the timing worked out. But we had a great case.

George Oliver – Tyco International plc—Chief Executive Officer

Nigel, specifically to the merger that we’re pursuing, no it wasn’t a hurdle, per se. Certainly the timing was obviously very positive.

Nigel Coe –Morgan Stanley – Analyst

Okay, thanks a lot. I’ll leave it there. Thanks.

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Deane Dray –RBC Capital Markets – Analyst

Thank you. Good morning, everyone. I wanted to go back to the merger plan. Just the way we look at it, one of the more unusual structures is this staged 18-month management succession. George, I was hoping you could share a bit more color as how you expect your role as COO during this interim period. I know you’ll have a Board seat, which is unusual for a COO, so that probably speaks loudly to your management role. But will the timing, will it be at all disruptive? Is there a tradeoff here or are there advantages in having you serve in this 18-month interim?

George Oliver – Tyco International plc—Chief Executive Officer

Let me give you my perspective. Number one, we’ve had a great relationship with the JCI team, with Alex and his team, as this has developed, working very closely with them in making sure that we’re going to position the combined Company for a lot of success. And we see, not only in the synergies that we’ve outlined but, more important, strategically how these businesses come together and change the game in how we serve buildings. We felt it was important that we get the structure, we get the integration done right, right out of the gate, which ultimately is going to be the foundation for just tremendous growth, and be able to deliver long-term returns for both of our shareholders,

The idea here is that, with the work we’ve done, I go into a role learning in depth all of their businesses and what can be achieved. I have been fundamental to the business models that we’ve been developing here within Tyco, and this gives us an opportunity to be able to expand those business models that I truly believe are going to create a lot of value for our customers and a lot of returns for our shareholders.

I will be an active participant on the Board. And we believe that through this transition we’re going to build an unbelievable Company that’s going to have a lean structure, that’s going to be focused on customers, that’s going to differentiate with technology, that’s fundamentally going to change the game, and be able to create accelerated growth and increased returns for our shareholders.

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Shannon O’Callaghan –UBS – Analyst

Good morning, guys. George, you’ve had a lot of traction in the retail business and the opportunity there makes a lot of sense given your position. Is there any other vertical where you can help us — or where you’ve seen this smart-building concept really being implemented with sensors and data analytics and anything that actually leverages across what you’ll now have at JCI?

George Oliver – Tyco International plc—Chief Executive Officer

Sure. As we said in our prepared remarks, a lot of the learning that we’ve had in retail that was certainly most advanced there, was taking our sensoring and our devices and creating smart operations and ultimately building new business models that allow us to be able to create new services. It is happening, Shannon, across all of our end-markets.

Oil and gas is a great example where, in spite of the economic decline, it’s an area ripe to be able to take all of the intelligence that we gather from the devices and sensors that we deploy in that space and then to create real-time services that can be provided that obviously enhances life safety but also improves operations. I would tell you that across the board, whether you look at commercial buildings and institutional buildings, or a big space for us is campuses, is a great space there where we’ve deployed a lot of our new technologies and new enterprise software that allows us to differentiate solutions.

It’s happening across the board. That’s why the timing of this merger with JCI relative to the building, with what we’ve done, the business models we’re building, the work they’ve done. They’ve got an unbelievable platform within their controls business, the Metasys platform, that can scale at any level.

So, the combination of the intelligence that we create in our sensoring and devices, and how that’s been deployed through their controls, which ultimately deliver the value to the customer, whether it be energy or utilization of space or utilization of facilities, that’s where the value will be extracted. As we develop more and more, we’ll become more specific relative to the capabilities but it’s accelerating rapidly.

Shannon O’Callaghan –UBS – Analyst

Okay, thanks. And then just in terms of the comment about the 30% premium when you factor in the 44% and the capitalized synergies, a portion of that 44%, it seems, is coming from the $3.9 billion you put in. Is that really a premium, effectively, that’s coming to Tyco? Or maybe you could just help me think through how you get to the 30% in your thought process around that.

Robert Olson –Tyco International plc – Chief Financial Officer

Yes, this is Robert. Most of the value growth to shareholders comes from the synergies. And then next we’ve obviously got the exchange rate working in our favor. What we don’t take any credit, we’re entirely basing that on cost synergies, both operational and tax. What we don’t take into consideration is any revenue synergies or any multiple uplifts. Those would just be upside from there.

With regard to the way we structure the deal, this was all part of the negotiations and I think what we ended up with through those negotiations was a really good outcome, both for Tyco shareholders, obviously, but also for JCI shareholders. And, remember, we go to both sets of shareholders for approval. I look at this as a win-win deal with great, as George has alluded to, great future.

Shannon O’Callaghan –UBS – Analyst

Okay, thanks.

* * * *

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at

www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

FORWARD-LOOKING STATEMENTS

This communication contains a number of forward-looking statements. In many cases forward-looking statements are identified by words, and variations of words, such as “anticipate”, “estimate”, “believe”, “commit”, “confident”, “continue”, “could”, “intend”, “may”, “plan”, “potential”, “predict”, “positioned”, “should”, “will”, “expect”, “objective”, “projection”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “target”, and other similar words. However, the absence of these words does not mean the statements are not forward-looking. Examples of forward-looking statements include, but are not limited to, revenue, operating income, earnings per share and other financial projections, statements regarding the health and growth prospects of the industries and end markets in which Tyco operates, the leadership, resources, potential, priorities, and opportunities for Tyco in the future, Tyco’s credit profile, capital allocation priorities and other capital market related activities, statements regarding Tyco’s acquisition, divestiture, restructuring and other productivity initiatives, and statements regarding Tyco’s proposed merger with Johnson Controls and related transactions.

The forward-looking statements in this communication are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside of our control, and could cause results to materially differ from expectations. Such risks and uncertainties include, but are not limited to: economic, business, competitive, technological or regulatory factors that adversely impact Tyco or the markets and industries in which it competes; unanticipated expenses such as litigation or legal settlement expenses; tax law changes; industry specific events or conditions that may adversely impact revenue or other financial projections; risks relating to the completion of the proposed transaction with Johnson Controls on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business. Actual results could differ materially from anticipated results. Tyco is under no obligation (and expressly disclaims any obligation) to update its forward-looking statements. More information on potential factors that could affect the Company’s financial results is included from time to time in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s public reports filed with the U.S. Securities and Exchange Commission (SEC), including the Company’s Form 10-K for the fiscal year ended September 25, 2015, and subsequent filings with the SEC.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Tyco International plc accept responsibility for the information contained in this communication. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco International plc and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco International plc for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.